Filed by BB&T Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SunTrust Banks, Inc.

Commission File No.: 001-08918

Date: May 3, 2019

Kelly King and Sharon Jeffries-Jones, BB&T

Federal Reserve Board and the Federal Deposit Insurance Corporation

Joint Public Meeting

May 3, 2019 – Atlanta, GA

BB&T Chairman and CEO Kelly King:

Thank you, Lynette, and good morning everyone. I’d also like to thank you for the opportunity to share our story today.

The combination of BB&T and SunTrust is a true merger of equals, bringing together two strong mission- and purpose-driven companies who have proudly served our clients and communities for a combined 275 years. While both institutions are strong, we believe that together we can create tremendous value for everyone involved – especially our clients and communities.

The idea for this merger of equals began as a conversation between Bill and me about how quickly our world is changing. These days we all expect things to work simply and quickly, and for all of that to happen in the palm of your hand. The consumer definition of quality has clearly changed. So more than ever before, we have a tremendous opportunity to combine our distinctive personal touch with the right dynamic technology to create relationships of trust with our clients.

This merger of equals provides us with the additional scale needed to make the right technological investments for the future. We have pledged to invest an incremental $100 million annually into innovation and technology to create a digital client experience that is simple, secure and second-to-none. This will also enable the combined company to better compete against the largest banks—creating a more stable system for everyone.

Following the merger, the combined company will continue to serve “Main Street America” – lending to local businesses, families and students. We empower our bankers to have caring conversations with our clients, and then be empathetic and responsive to those needs. Along with expanded digital offerings, our clients will also have access to 24/7 service through online banking, mobile banking and apps, phone assistance and an expanded network of ATMs.

Our branches will continue to be one of the most important ways we serve clients. It’s true there will be some consolidations and closures due to branch overlap between the two companies. Bill has already spoken to how thoughtful we will be when it comes to those decisions. In so many cases, there is a branch for our clients just a few drive-time minutes away, and sometimes right across the street.

We also know there are concerns about how this might affect our rural communities, but there is much less branch overlap in those areas. And I can assure you…those communities will always be important to us. When I began my 46-year career at BB&T, we were just a small farm bank in eastern North Carolina. Rural communities are in our roots, and it’s where I was born.

For more than 147 years, our communities have been very good to us. And giving back to them is our honor and privilege. Beyond the banking, lending and community development services we provide, there are countless bankers who provide leadership for civic organizations and non-profit boards. Our associates volunteer year-round to make a difference for charitable organizations like the United Way. And we’re also investing in the future.

One way we’re doing this is through The BB&T Leadership Institute. For decades, we’ve offered world-class proven development programs to raise a leader’s self-awareness and help them develop conscious leadership practices. 97% of participants from our primary program rank it as one of the most powerful experiences of their professional development. I can also speak to this personally – it transformed my ability to lead.

Since 2014, we have offered this high-quality program at no cost to school principals. Our future can be found in today’s classrooms, and few leaders in our community have more influence on our students and teachers than school principals. We currently partner with state-level organizations and school districts in four states with plans to expand to all states within our core bank footprint.

There is also much work to be done when it comes to the inequities that still exist in our communities. Bill and I can both assure you that we will continue our commitment to serving all our constituents fairly and equally when providing loans, investments and services. Everyone deserves to be treated with dignity and respect.

We operate more than 600 Multicultural Banking Centers throughout our Community Banking footprint, all with teams that reflect the diversity of their neighborhoods. The Corporate Equality Index recognized BB&T as one of the “Best Places to Work for LGBT Equality” in 2017 and 2018. Our diverse supplier spending was $173 million in 2018, a 40% increase from the previous year. We will continue to foster a diverse and inclusive workforce to create opportunities for the clients and communities we support. We are proud of our diversity progress, but look forward to doing even better.

Our two companies are inspired and guided by our mission and purpose. By lighting the way to financial well-being – SunTrust’s purpose – we also achieve BB&T’s long-standing mission of making the world a better place to live. And our values such as honesty, teamwork, independent thinking and self-esteem help us create a workplace where our associates can learn, grow and be fulfilled in their work. We have always understood that our associates are BB&T’s most valuable assets.

What really gets us out of bed in the morning is thinking about better ways to serve our clients and make a real difference in their lives, families and businesses. And when it comes to the places where we work and live, we understand that supporting those communities is the best investment we can make.

I’d like to now turn it over to Sharon Jeffries-Jones, BB&T’s Director of Corporate Social Responsibility and Community Reinvestment activities. She’ll talk more about our “Outstanding” Community Reinvestment Act rating from the FDIC, and how this merger of equals will allow us to further empower the economic mobility of our clients and communities.

BB&T Director of Corporate Social Responsibility and Community Reinvestment Sharon Jeffries-Jones

Thank you, Kelly. Good morning and I appreciate the opportunity to speak with you today about the benefits of this merger. My responsibility with BB&T includes ensuring we are at the forefront of meeting the needs of our communities – not just in terms of the financial services we provide our clients, but also the investments we make in our associates and our communities.

As Kelly said, our mission is to make the world a better place, and this has become a driving factor behind the bank’s long history of community reinvestment. Today, I want to share with you a small selection of the initiatives and programs we believe have made a tremendous impact in our communities.

BB&T has provided nearly 30 billion dollars to support affordable housing this decade. Our loans and investments in single- and multi-family housing allowed working class individuals and families to have access to safe and secure housing, which is critical for their success.

BB&T also understands small businesses are key economic drivers that promote community revitalization and growth. In 2018, small businesses accounted for more than 47% of the nation’s private workforce, and BB&T loaned more than 2.6 billion dollars to true small businesses. BB&T also supported CDFIs across our footprint. Recently, the bank provided funding to a Florida CDFI that supports minority-owned small businesses – the funding assisted in the group’s geographic expansion, bringing more dollars and capacity to small businesses across Florida.

In addition, BB&T recognizes education is key to upward financial mobility. We partner with community organizations to share our ‘Bank on Your Success’ program, which provides free financial knowledge to participants about basic banking, homeownership and budgeting. We recently developed a new module to help business owners navigate the banking system and to improve their financial wellbeing.

I also want to highlight that our commitment to our communities extends well beyond client service. While we donated more than 34 million dollars in 2018 to support philanthropic organizations, we also emphasize the importance of our associates volunteering in their communities. BB&T provides the funding and time away from work for our 37,000 associates to support these projects in a hands-on fashion. In the Lighthouse Project’s ten years, our associates have contributed more than 640,000 hours of community service, and touched the lives of more than 16.5 million people.

The last example I would like to share is our 2019 plan to open seven branches in low- and moderate-income neighborhoods. This will provide greater access to financial services in under-served communities across our footprint.

We are proud of the impact we have made within our communities, and believe that impact is why BB&T earned a CRA rating of “Outstanding” from the FDIC. Our initiatives and investments truly reflect the values of our company and the importance we place on strengthening our communities.

What we really want to emphasize today is the scale and strength of the new company isn’t just about serving our clients in a more dynamic way. It provides us a greater opportunity to further develop and expand community programs well beyond our current capabilities.

We held six community listening sessions across our footprint in partnership with the National Community Reinvestment Coalition. We heard communities’ concerns and recommendations related to the merger, and this information will be used to formulate the combined company’s Community Benefits Plan. We consistently heard four key themes: the importance of affordable housing for families, financial sustainability for individuals and businesses, philanthropic support for communities, and diversity and inclusion at every level in our footprint.

Both BB&T and SunTrust bring significant programs and partnerships to the new company. Each is doing impactful work in their respective markets, but combined, we will be in an even stronger position to actively make the communities we serve better places to live.

On behalf of Bill, Kelly and Lynette, we thank you again for your time and attention. We’re happy to answer any questions you might have and listening to all of the groups and individuals who will be speaking today.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and the future performance of BB&T and SunTrust. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on BB&T’s and SunTrust’s current expectations and assumptions regarding BB&T’s and SunTrust’s businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect BB&T’s or SunTrust’s future financial results and performance and could cause actual results or performance to differ materially from anticipated results or performance. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between BB&T and SunTrust, the outcome of any legal proceedings that may be instituted against BB&T or SunTrust, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where BB&T and SunTrust do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, the ability to complete the transaction and integration of BB&T and SunTrust successfully, and the dilution caused by BB&T’s issuance of additional shares of its capital stock in connection with the transaction. Except to the extent required by applicable law or regulation, each of BB&T and SunTrust disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding BB&T, SunTrust and factors which could affect the forward-looking statements contained herein can be found in BB&T’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and its other filings with the Securities and Exchange Commission (“SEC”), and in SunTrust’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and its other filings with the SEC.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger with SunTrust, BB&T has filed with the SEC a registration statement on Form S-4 to register the shares of BB&T’s capital stock to be issued in connection with the merger. The registration statement includes a joint proxy statement/prospectus which will be sent to the shareholders of BB&T and SunTrust seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT BB&T, SUNTRUST, AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from BB&T at its website, www.bbt.com, or from SunTrust at its website, www.suntrust.com. Documents filed with the SEC by BB&T will be available free of charge by accessing BB&T’s website at http://bbt.com/ under the tab “About BB&T” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to BB&T Corporation, 200 West Second Street, Winston-Salem, North Carolina, (336) 733-3065, and documents filed with the SEC by SunTrust will be available free of charge by accessing SunTrust’s website at http://suntrust.com/ under the tab “Investor Relations,” and then under the heading “Financial Information” or, alternatively, by directing a request by telephone or mail to SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, Georgia 30308, (877) 930-8971.

Participants in the Solicitation

BB&T, SunTrust and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of BB&T and SunTrust in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about BB&T, and its directors and executive officers, may be found in the definitive proxy statement of BB&T relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 19, 2019, and other documents filed by BB&T with the SEC. Additional information about SunTrust, and its directors and executive officers, may be found in the definitive proxy statement of SunTrust relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 8, 2019, and other documents filed by SunTrust with the SEC. These documents can be obtained free of charge from the sources described above.

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